- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                               ----------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-9864...................................................

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           NEWPORT NEWS SHIPBUILDING
               SAVINGS (401(K)) PLAN FOR UNION ELIGIBLE EMPLOYEES

                             4101 WASHINGTON AVENUE
                          NEWPORT NEWS, VIRGINIA 23607

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

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- --------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Newport News Shipbuilding
and Dry Dock Company:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings 401(k) Plan for Union Eligible Employees (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Newport News Shipbuilding Savings 401(k) Plan for Union Eligible Employees as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                ARTHUR ANDERSEN LLP

Washington, D.C.,
 June 7, 1996

                 NEWPORT NEWS SHIPBUILDING SAVINGS 401(K) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

                        AS OF DECEMBER 31, 1995 AND 1994


                                     INDEX


                                          PAGE
Statements of Net Assets Available for
 Benefits as of December 31, 1995
 and 1994                                    1
Statement of Changes in Net Assets
 Available for Benefits for the Year
 Ended December 31, 1995                     2
Notes to Financial Statements as of
 December 31, 1995 and 1994                  3
Item 27(a) - Schedule of Assets Held
 for Investment Purposes as of December
 31, 1995                                    8
Item 27(d) - Schedule of Reportable
 Transactions for the Year Ended
 December 31, 1995                           9
Schedules Omitted as Not Applicable as
 of and for the Year Ended December 31,
 1995:
 Item 27(b) - Schedule of Loans or
  Fixed Income Obligations
 Item 27(c) - Schedule of Leases in
  Default or Classified as Uncollectible
 Item 27(e) - Schedule of Nonexempt
  Transactions

                 NEWPORT NEWS SHIPBUILDING SAVINGS 401(K) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1995 AND 1994

                                                DECEMBER 31,
                                           ---------------------
                                             1995         1994
                                           --------     --------
ASSETS:
 Investments, at fair market value-
  Signet Investment
  Money Market Account                    $2,405,516   $1,721,704
  Fidelity U.S. Equity
  Index Portfolio                          2,626,543    1,244,942
  Fidelity U.S. Bond
  Index Portfolio                            971,581      590,098
  Tenneco Inc. Common Stock                  599,123      343,783
  Employee loans receivable                  238,009      106,073
                                          ----------   ----------
    Total investments                      6,840,772    4,006,600
                                          ----------   ----------
  Contributions receivable                    89,456       76,404
  Dividend receivable                          5,528        3,813
  Interest receivable                         16,622        1,907
                                          ----------   ----------
    Total assets                           6,952,378    4,088,724

LIABILITIES:
  Management fees payable                     (1,486)      (2,134)
                                          ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS         $6,950,892   $4,086,590
                                          ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                 NEWPORT NEWS SHIPBUILDING SAVINGS 401(K) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

ADDITIONS:
    Participant contributions                                 $2,174,240
    Net realized and unrealized gains                            654,101
    Dividends                                                    129,817
    Interest                                                     123,750
                                                              ----------
            Total additions                                    3,081,908
                                                              ----------
  DEDUCTIONS:
    Benefits paid to participants                                212,227
    Other payments                                                 5,379
                                                              ----------
            Total deductions                                     217,606
                                                              ----------
  NET ADDITIONS                                                2,864,302
  NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1994         4,086,590
                                                              ----------
  NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1995        $6,950,892
                                                              ==========


  The accompanying notes are an integral part of these financial statements.

                 NEWPORT NEWS SHIPBUILDING SAVINGS 401(K) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994

1. DESCRIPTION OF THE PLAN:

GENERAL

The Newport News Shipbuilding Savings 401(k) Plan for Union Eligible Employees (the "Plan") was adopted by Newport News Shipbuilding and Dry Dock Company (the "Company"), effective July 1, 1992. The Plan is intended to constitute a profit-sharing plan within the meaning of Internal Revenue Code (the "Code") sections 401(a) and 401(k). The Company and Signet Trust Company (the "Trustee") have executed the Newport News Shipbuilding Savings 401(k) Plan Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

ELIGIBILITY AND CONTRIBUTIONS

All union employees with at least 90 days of continuous service are eligible to participate in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed IRS-imposed limitations, through equal pay period reductions. Contributions range from 1 percent to 15 percent of annual compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the participant's account balance, as defined in the Plan document. Participants are fully vested in their accounts.

PAYMENT OF BENEFITS

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 62.

2. SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statements are prepared on the accrual basis, and all investments are recorded at fair market value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS:

Participants may choose to invest in any of the four investment funds that are selected by the Committee. The Committee has currently selected the following funds:

TENNECO INC. COMMON STOCK - A fund that invests entirely in the common stock of the Company's parent - Tenneco Inc.

FIDELITY U.S. BOND INDEX PORTFOLIO - A diverse portfolio of mortgage-backed obligations and corporate debt issues. The fund attempts to duplicate an aggregate bond index.

FIDELITY U.S. EQUITY INDEX PORTFOLIO - A diverse common stock fund that attempts to duplicate the Standard and Poor's Index of 500 common stocks.

SIGNET INVESTMENT MONEY MARKET ACCOUNT - A money market fund insured by FDIC up to $100,000.

The fair value of individual investments that represent five percent of the Plan's net assets as of December 31, 1995 and 1994, are as follows:

                                               DECEMBER 31,
                                           --------------------
                                             1995        1994
                                           --------    --------
Signet Investment Money Market Account    $2,405,516  $1,721,704
Fidelity U.S. Equity Index Portfolio       2,626,543   1,244,942
Fidelity U.S. Bond Index Portfolio           971,581     590,098
Tenneco Inc. Common Stock                    599,123     343,783

4. TAX STATUS:

The plan obtained its first determination letter on August 20, 1994, in which the Internal Revenue Service stated that the Plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION:

The Company does not plan to terminate the Plan, however it has the right to do so at any time, subject to a basic labor agreement, by action of the Board.

6. ADMINISTRATIVE EXPENSES:

The Trustee's fees, the expenses of administration of the trust fund, and the expenses incidental to the operation and management of the Plan are paid by the Company. These fees totaled $81,864 and $82,284 in 1995 and 1994, respectively. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

7. LOANS TO PARTICIPANTS:

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions for a period no longer than 4-1/2 years. Interest on loans to participants is charged at a rate of prime plus 1 percent. The interest rates at December 31, 1995 and 1994 were 9.7 percent and 9.5 percent, respectively.

8. RELATED PARTY TRANSACTIONS:

Because the Company is a subsidiary of Tenneco Inc. and the stock of the latter is an investment option, investments in the stock represent related party transactions.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

                                                     DECEMBER 31,
                                              --------------------------
                                                1995              1994
                                              --------          --------
            NET ASSETS AVAILABLE FOR
             BENEFITS PER THE FINANCIAL
             STATEMENTS                        $6,950,892        $4,086,590

            AMOUNTS ALLOCATED TO
             WITHDRAWING PARTICIPANTS            (112,088)           (2,749)
                                               ----------        ----------
            NET ASSETS AVAILABLE FOR
             BENEFITS PER FORM 5500            $6,838,804        $4,083,841
                                               ==========        ==========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.


                                             YEAR ENDED
                                          DECEMBER 31, 1995
                                          -----------------
BENEFITS PAID TO PARTICIPANTS PER THE
 FINANCIAL STATEMENTS                          $212,227
ADD:  AMOUNTS ALLOCATED TO WITHDRAWING
 PARTICIPANTS AT DECEMBER 31, 1995              112,088
LESS:  AMOUNTS ALLOCATED TO WITHDRAWING
 PARTICIPANTS AT DECEMBER 31, 1994                2,749
                                               --------
BENEFITS PAID TO PARTICIPANTS PER
 FORM 5500                                     $321,566
                                               ========

The total amount of participant accounts related to terminated employees who have not yet requested payment was $5,426 as of December 31, 1995.

10. PARTICIPANT DIRECTED INVESTMENT PROGRAMS:

    STATEMENT OF CHANGES IN NET ASSETS BY INVESTMENT WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                            SIGNET          FIDELITY          FIDELITY
                       INVESTMENT MONEY    U.S. EQUITY        U.S. BOND        TENNECO INC.    PARTICIPANT
                        MARKET ACCOUNT   INDEX PORTFOLIO   INDEX PORTFOLIO    COMMMON STOCK       LOANS       OTHER      TOTAL
                       ----------------  ---------------   ---------------    -------------    -----------    -----      -----
NET ASSETS,
 December 31, 1994        $1,721,704         $1,244,942        $590,098          $343,783       $106,073    $  79,990  $4,086,590

ADDITIONS:
 Participant
  contributions              873,603            755,108         321,591           210,886             --       13,052   2,174,240
 Net realized and
  unrealized gains                --            517,336          71,677            65,088             --           --     654,101
 Dividends                    12,776             56,941          54,981             3,404             --        1,715     129,817
 Interest                    115,437              3,128           1,402                --             --        3,783     123,750
 Fund Transfers              329,600            178,899          36,014            43,354             --     (587,867)         --
 Loans                        10,319             24,785          10,630                --        222,296     (268,030)         --

DEDUCTIONS:
 Benefits paid to
  participants               113,466             49,660          31,211            17,890             --           --     212,227
 Other payments                2,376              2,163             908               580             --         (648)      5,379
 Fund Transfers              450,471             26,510              58            31,102             --     (508,141)         --
 Loans                        91,610             76,263          82,635            17,820         90,360     (358,688)         --
                          ----------         ----------        --------          --------       --------    ---------  ----------
NET ASSETS,
 December 31, 1995        $2,405,516         $2,626,543        $971,581          $599,123       $238,009    $ 110,120  $6,950,892
                          ==========         ==========        ========          ========       ========    =========  ==========

11.  SUBSEQUENT EVENT:

In March 1996, Tenneco Inc. announced that it intends to spin off the Company to Tenneco Inc.'s shareholders in a tax-free transaction. The spin off is targeted to be completed late in 1996 but remains subject to a number of conditions including the receipt of a favorable ruling from the Internal Revenue Service on the tax-free nature of the proposed transaction and authorization by Tenneco Inc.'s board of directors. The Company is currently unable to predict the timing or the ultimate impact that these recent developments will have on the Plan.

                 NEWPORT NEWS SHIPBUILDING SAVINGS 401(K) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1995

                                                                             MARKET
              DESCRIPTION                  ASSET DESCRIPTION      COST       VALUE
          ------------------               -----------------    --------    --------
 SIGNET INVESTMENT MONEY MARKET ACCOUNT   Mutual Fund Shares   $2,405,516  $2,405,516
 FIDELITY U.S. EQUITY INDEX PORTFOLIO     MUTUAL FUND SHARES    2,129,197   2,626,543
 FIDELITY U.S. BOND INDEX PORTFOLIO       MUTUAL FUND SHARES      942,309     971,581
 TENNECO INC. COMMON STOCK                COMMON STOCK SHARES     563,077     599,123
 LOANS TO PARTICIPANTS (INTEREST
  RATES VARIED FROM 9.5% TO 9.8%
  DURING 1995)                                                    238,009     238,009
                                                               ----------  ----------
Total assets held for investment                               $6,278,108  $6,840,772
                                                               ==========  ==========


The accompanying financial statements and notes are an integral part of this schedule.

                 NEWPORT NEWS SHIPBUILDING SAVINGS 401(K) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

          NUMBER                        NUMBER                                            TOTAL      TOTAL      COST
            OF                            OF                                              AMOUNT     AMOUNT      OF
         PURCHASE                       SALES                                               OF         OF      ASSETS    GAIN
       TRANSACTIONS                  TRANSACTIONS                  DESCRIPTION          PURCHASES    SALES      SOLD    (LOSS)
       ------------                  ------------                  -----------          ---------    ------    ------   ------
            262                        255                 Signet Investment Money
                                                           Market Account               $1,345,315  $661,504  $661,504  $    -

            134                        103                 Fidelity U.S. Equity Index
                                                           Portfolio                     1,027,590   163,325   139,215   24,110

            115                        103                 Fidelity U.S. Bond Index
                                                           Portfolio                       429,512   119,706   119,642       64

             6                          70                 Tenneco Inc. Common Stock       255,314    65,062    69,355   (4,293)

Note: This schedule presents all transactions or series of transactions during the period January 1 through December 31, 1995, in excess of 5 percent of the fair value of the Plan's assets as of the beginning of the year.


The accompanying financial statements and notes are an integral part of this schedule.

                                  SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding and Dry Dock Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          NEWPORT NEWS SHIPBUILDING
                                          SAVINGS (401(k)) PLAN FOR UNION
                                          ELIGIBLE EMPLOYEES

Date: June 24, 1996                       By:      /s/ JON H. FAGAN
                                             ----------------------------------
                                                       Jon H. Fagan
                                               Chairman of the Newport News
                                             Shipbuilding and Dry Dock Company
                                                    Benefits Committee

                                INDEX TO EXHIBIT

 EXHIBIT
 NUMBER
 -------
   23    --Consent of Independent Public Accountants